

May 25, 2022

Joseph D. Spain
Chief Financial Officer
Intellinetics, Inc.
2190 Dividend Drive
Columbus, Ohio 43228

   Re: Intellinetics, Inc.
    Registration Statement on Form S-1
    Filed May 16, 2022
    File No. 333-264981

Dear Mr. Spain:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 16, 2022

Prospectus Summary
Recent Developments, page 3

1. We note that you acquired Yellow Folder, LLC on April 1, 2022. Please provide the financial statements and pro forma financial information for Yellow Folder pursuant to Rule 3-05 and Article 11 of Regulation S-X. If you do not believe this information is required, please provide us with an analysis that includes the significance computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions.

2. We note your assertion on page F-46 that certain information about the Yellow Folder acquisition, including pro forma financial information, will be included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. In your response

letter, please tell us the basis for this assertion and how such disclosure will comply with the timing requirements of Rule 3-05 of Regulation S-X.

Exhibit Index, page II-7

3.   Please revise counsel's legality opinion to remove the assumption that "the Company has sufficient shares of its authorized common stock available." This assumption appears to be overly broad. Refer to Section II.B.3.a. of Staff Legal Bulletin 19 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Erin C. Herbst